EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirty-Nine Weeks Ended
	September 29,	September 23,
	2013	2012
Earnings:
Income before income taxes	$430,259	$151,036
Add: Total fixed charges (see below)	69,562	84,581
Less: Interest capitalized	455	1,196
Total earnings	499,366	234,421
Fixed charges:
Interest(a)	68,654	79,625
Portion of noncancelable lease expense representative of interest factor(b)	908	4,956
Total fixed charges	69,562	84,581

Ratio of earnings to fixed charges	7.18	2.77

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of noncancelable lease expense is assumed to be representative of the interest factor.